UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________
Commission File Number 0-11488
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penford Corporation
Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penford Corporation
7094 South Revere Parkway
Centennial, Colorado 80112

Penford Corporation
Savings and Stock Ownership Plan
Index to Financial Statements and Supplemental Schedule
Year Ended August 31, 2010

Report of Independent Registered Public Accounting Firm
Administrative Committee
Penford Corporation Savings and Stock Ownership Plan
Centennial, Colorado
We have audited the accompanying statements of net assets available for benefits of the Penford Corporation Savings and Stock Ownership Plan (the “Plan”) as of August 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended August 31, 2010 and the supplemental schedule, as listed in the accompanying table of contents. These financial statements and the supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2010 and 2009 and the statement of changes in net assets available for benefits for the year ended August 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
EHRHARDT KEEFE STEINER & HOTTMAN PC

February 11, 2011
Denver, Colorado

Penford Corporation Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits

	August 31,
	2010	2009
Assets
Investments, at fair value:
Common trust funds	$29,795,815	$29,291,937
Common stock	3,159,788	2,898,844

	32,955,603	32,190,781

Receivables:
Participant loans receivable	326,467	338,261
Accrued interest and dividends	1,095	2,204

Total assets	33,283,165	32,531,246

Liabilities
Accrued expenses	59,452	83,272

Net assets available for benefits	$33,223,713	$32,447,974

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended August 31, 2010

Investment income:
Net appreciation in fair value of investments	$352,544
Interest and dividends	29,059

Total investment income	381,603
Contributions:
Employer	897,320
Participants and rollover	1,926,297

Total contributions	2,823,617

Deductions
Benefits paid to participants	2,117,033
Administrative expenses	312,448

Total deductions	2,429,481

Net increase	775,739

Net assets available for benefits
Beginning of year	32,447,974

End of year	$33,223,713

See accompanying notes.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penford Corporation Savings and Stock Ownership Plan, as amended, (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee.
General
The Plan is a defined-contribution plan available to all employees, including part-time employees, who have worked a specified period of time for Penford Corporation or its U.S. subsidiary company, Penford Products Co. (collectively, the Company), excluding however, certain employees whose terms of service are covered by a collective bargaining agreement unless otherwise agreed to by the bargaining parties. Currently, all union employees are eligible to participate in the Plan. Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s investments are managed by Russell Trust Company, the trustee of the Plan.
Contributions
Participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan’s fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company’s pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. The Plan also permits rollover contributions from other retirement plans. At any time, participants have the opportunity to change their investment option previously elected.
The Company makes matching contributions to the Plan equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year ended August 31, 2010.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
The Plan provides for a $1,000 contribution to new union employees (those hired on or after August 1, 2004) subject to the most recent collective bargaining agreement. The one time contribution is 100% vested. The Plan was amended effective January 1, 2009. For calendar years 2009, 2010 and 2011, the amendment provides that the Company will make a contribution, equal to 2% of an employee’s adjusted earnings, as defined, to the accounts of those employees who were eligible pursuant to the terms of the collective bargaining agreement. Such contributions shall be immediately 100% vested. The contribution shall be reduced by $1,000 for the year that the employee receives the one-time $1,000 contribution described above.
At the discretion of the Board of Directors, employer profit sharing contributions can be applied to either the ESOP component of the Plan or to the Profit Sharing Account. The Profit Sharing account is participant-directed such that participants can choose among the various investment alternatives provided by the Plan.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan’s investments. Allocations of Plan earnings or losses are based on each participant’s account balance.
Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.
Payment of Benefits
Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $1,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution. Benefits are recorded when paid.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
Hardship Withdrawals
Participants are entitled to request a hardship withdrawal of all or a portion of the balance in their 401(k) Contribution Account, excluding any income earned on their account after November 30, 1988. Such a withdrawal must qualify as an immediate and heavy financial need as defined in the Plan and the amount requested must not exceed the amount necessary to meet such need.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 9.50% that commensurate with local prevailing rates as determined by the Plan’s Administrative Committee and mature at various dates through 2025. Principal and interest are paid ratably through payroll deductions.
Diversification of ESOP Accounts
The Plan was amended to provide that, effective for Plan Years beginning on or after September 1, 2007, all participants may elect to diversify an amount up to 100% of the value the Company Stock allocated to their ESOP account.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained on the accrual basis of accounting.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. As permitted under the ASU, the Plan has retrospectively adopted the ASU for the Plan years ending August 31, 2010 and 2009. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This guidance requires additional disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy and disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy. This standard also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 was effective for the Plan’s year ended August 31, 2010, except for the disclosure requirements on Level 3 activity that will be effective for the Plan’s year ending August 31, 2011. The adoption of this standard did not have a material impact on the Plan’s financial statements.
Investment Valuation and Income Recognition
Assets of the Plan are invested in common trust funds and common stock funds. The common stock funds are comprised of the Company’s common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.
Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
The net realized and unrealized investment gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Realized gains and losses on sales of investments are determined using the average cost basis. Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term could materially affect the value of participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
3. Investments
Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

	August 31,
	2010	2009
Penford Corporation common stock	$2,714,231	$2,649,744

Russell Trust Company:
Short-Term Investment Fund	7,699,468	8,935,291
Global Balanced Fund	8,274,095	8,585,817
Diversified Equity Fund	4,625,228	4,619,538
Growth Fund	1,689,745	1,424,701	*
Small Cap Fund	1,677,109	1,047,248	*
All International Markets Fund	2,406,007	3,035,171
Diversified Bond Fund	2,331,324	839,524	*

*	Investment represents less than 5% of the Plan’s net assets as of August 31, 2009.
During the year ended August 31, 2010, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value
of Investments
Common trust funds	$1,250,042
Common stock	(897,498)

$352,544

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
4. Fair Value Measurements
Effective September 1, 2008, the Plan adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures,” which defines fair value, establishes a framework for its measurement, and expands disclosures concerning fair value measurements. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources outside the reporting entity. Unobservable inputs are inputs based on market data and on assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels of inputs that may be used to measure fair value are:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.
•	Level 2 inputs are other than quoted prices included within Level 1 that are observable for assets and liabilities such as (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active, or (3) inputs that are derived principally or corroborated by observable market date by correlation or other means.
•	Level 3 inputs are unobservable inputs to the valuation methodology for the assets or liabilities.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at August 31, 2010 and 2009.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements

	Assets at Fair Value as of August 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total
Short-Term Investment Fund	$—	$7,699,468	$—	$7,699,468
Global Balanced Fund	—	8,274,095	—	8,274,095
Penford Corporation common stock	2,714,231	—	—	2,714,231
Penwest Pharmaceuticals Co. common stock	445,557	—	—	445,557
Diversified Equity Fund	—	4,625,228	—	4,625,228
Growth Fund	—	1,689,745	—	1,689,745
Small Cap Fund	—	1,677,109	—	1,677,109
All International Markets Fund	—	2,406,007	—	2,406,007
Diversified Bond Fund	—	2,331,324	—	2,331,324
Value Fund	—	1,092,839	—	1,092,839

Total assets at fair value	$3,159,788	$29,795,815	$—	$32,955,603

	Assets at Fair Value as of August 31, 2009
	(Level 1)	(Level 2)	(Level 3)	Total
Short-Term Investment Fund	$—	$8,935,291	$—	$8,935,291
Global Balanced Fund	—	8,585,817	—	8,585,817
Penford Corporation common stock	2,649,744	—	—	2,649,744
Penwest Pharmaceuticals Co. common stock	249,100	—	—	249,100
Diversified Equity Fund	—	4,619,538	—	4,619,538
Growth Fund	—	1,424,701	—	1,424,701
Small Cap Fund	—	1,047,248	—	1,047,248
All International Markets Fund	—	3,035,171	—	3,035,171
Diversified Bond Fund	—	839,524	—	839,524
Value Fund	—	804,647	—	804,647

Total assets at fair value	$2,898,844	$29,291,937	$—	$32,190,781

There were no changes to the valuation techniques used during the period.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Penford Corporation Savings and Stock Ownership Plan
Notes to Financial Statements
6. Party-in-Interest
Certain Plan assets are invested in common trust funds managed by the Trustee as defined by the Plan. Assets are also invested in Company stock and former Company stock, also managed by the Trustee as defined by the Plan. Investments in the common trust funds and in Company stock qualify as transactions with a party-in-interest.
7. Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of August 31, 2010 through the date the accompanying financial statements and supplemental schedule were available to be issued, and determined there were no subsequent events requiring additional disclosure.

Penford Corporation Savings and Stock Ownership Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
EIN: 91—1221360 Plan Number: 003
August 31, 2010

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Rate, Rate of Interest, Par,	(e)
(a)	Lessor, or Similar Party	or Maturity Value	Current Value
	Common Trust Funds

*	Russell Trust Company	7,342,116 units of the Commingled Employee Benefit Funds Trust Short-Term Investment Fund	$7,699,468

*	Russell Trust Company	198,897 units of the Commingled EmployeeBenefit Funds Trust Global Balanced Fund	8,274,095

*	Russell Trust Company	114,062 units of the Commingled Employee Benefit Funds Trust Diversified Equity Fund	4,625,228

*	Russell Trust Company	56,250 units of the Commingled Employee Benefit Funds Trust Growth Fund	1,689,745

*	Russell Trust Company	66,368 units of the Commingled Employee Benefit Funds Trust Small Cap Fund	1,677,109

*	Russell Trust Company	69,598 units of the Commingled Employee Benefit Funds Trust All International Markets Fund	2,406,007

*	Russell Trust Company	67,673 units of the Commingled Employee Benefit Funds Trust Diversified Bond Fund	2,331,324

*	Russell Trust Company	75,161 units of the Commingled Employee Benefit Funds Trust Value Fund	1,092,839

			29,795,815

	Common Stock

*	Penford Corporation	632,013 common stock	2,714,231

	Penwest Pharmaceuticals Co.	89,290 common stock	445,557

			3,159,788

*	Participant Loans	Interest rates range from 3.25% to 9.50% maturing through 2025, collateralized by participant accounts	326,467

			$33,282,070

*	Denotes party-in-interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penford Corporation Savings and Stock Ownership Plan
February 18, 2011	By:	/s/ Steven O. Cordier
Steven O. Cordier
Penford Corporation Senior Vice President and Chief Financial Officer